UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the Month of Oct 2002 - Sept 2003
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes         No X

Shareholder information
Issued share capital
257 858 784
as at 30 September 2003
Market capitalisation
At 30 September 2003 (R million)
25 657
At 30 September 2003 (US$ million) 3 736
US$ per production ounce per annum 934
US$ per reserve ounce 60
US$ per resource ounce 9
Share price
12 month high (October 2002 - September 2003)
$18.50
12 month high (October 2002 - September 2003)
R181,50
12 month low (October 2002 - September 2003)
$10.14
12 month low (October 2002 - September 2003)
R71,00
Free float
100%
ADR ratio
1:1
JSE Securities Exchange South Africa
HAR
Range Quarter R83.70 R117.25
Average volume/Quarter 1 378 924 shares/day
New York Stock Exchange
HMY
Range Quarter US$10.93 US$15.95
Average volume/Quarter 1 284 094 shares/day
3/0471 Quarterly booklet 10/28/03 5:43 PM Page 100

This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbour created by such sections. All statements other than those of historical facts included in this presentation are forward-looking statements including, without limitation, (i) estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices; (ii) estimates of future gold and other metals production and sales, (iii) estimates of future cash costs; (iv) estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices; (v) statements regarding future debt repayments; (vi) estimates of future capital expenditures; (vii) estimates of reserves, and statements regarding future exploration results and the replacement of reserves; and (viii) statements regarding modifications to the Company's hedge position. Where the Company expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward- looking statements. Such risks include, but are not limited to, gold and other metals price volatility, currency fluctuations, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, as well as political and operational risks in the countries in which we operate and governmental regulation and judicial outcomes. For a more detailed discussion of such risks and other factors, see the Company's Annual Report on Form 20-F for the year ended June 30, 2002, which is on file with the Securities and Exchange Commission, as well as the Company's other SEC filings. The Company does not undertake any obligation to release publicly any revisions to any "forward-looking statement" to reflect events or circumstances after the date of this presentation, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
Cautionary Note to US Investors The United States Securities and Exchange
Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this quarterly review, such as
"resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC.
3/0471 Quarterly booklet 10/28/03 5:43 PM Page 101

Proforma combined quarterly financial
highlights
Sept 2003
June 2003
% Variance
Cash earnings per share
- SA cents per share
130 133 (2)
- US cents per share 18 17 1
Basic earnings per share
excluding mark to market of
financial instruments and
impairment charges
- SA cents per share
44 18 144
- US cents per share 6 2 200
Basic earnings per share
including mark to market of
financial instruments and
impairment charges
- SA cents per share
(24) (135) 82
- US cents per share (3) (17) 82
Gold produced
- kg
30 145 29 959 1
- oz 969 179 963 200 1
Cash costs
- R/kg
75 319 73 480 (3)
- $/oz 316 296 (7)
1
Key indicators
Highlights for the quarter
• Harmony/ARMgold merger concluded on 22 September 2003
• Higher US Dollar gold price negates some impact of stronger
South African Rand
• Robustness of asset base delivers solid operational performance from all regions
• Abelle Ltd - feasibility study on Morobe continues and further good exploration results from Wafi
• Crystallized strategic investments in Highland Gold and
High River Gold
3/0471 Quarterly booklet 10/28/03 5:43 PM Page 1

Chief executive's review
"As predicted, the South African Rand continued its strong trend against the US dollar. This company however proved its robustness by returning a solid operational performance as well as effectively dealing with the impact of the annual wage increases through productivity improvements."
SAFETY REPORT
The first quarter of 2003/04 saw the integration of the safety structures of the merged companies. Regrettably, during the past quarter, eight of our employees lost their lives in mining related incidents. We extend our sincere condolences to the family and friends of the deceased. In all the other key safety indications, the company showed improvement. This is evident from the list of safety achievements.
Fatality free
Date
Operation
shifts
26/09/03 Free Gold 2 000 000
20/07/03 Kalgold 1 000 000
21/07/03 St Helena 1 000 000
27/08/03 Evander 8 Shaft 1 000 000
14/07/03 Unisel 500 000
23/07/03 Evander 2 Shaft 500 000
14/08/03 Welkom 500 000
10/09/03 Joel 500 000
Harmony review Q1/F2004
3/0471 Quarterly booklet 10/28/03 5:43 PM Page 2

The past quarter in review operational improvements contribute to solid performance

As predicted the South African Rand continued its strong trend against the US Dollar. This company however proved its robustness by returning a solid operational performance as well as effectively dealing with the impact of the annual wage increases through productivity improvements.

Following the successful completion of the merger between Harmony and ARMgold on 22 September 2003, we are presenting the Q1/F2004 results in a pro-forma combined format to allow for a quarter on quarter comparison.

The merged company reported increased cash operating profits up 1%, up from R330,4 million to R332,9 million. This was achieved through a combination of a 1% increase in production as well as good management of working costs following the granting of annual labour increases, in excess of 10%, in July 2003.
3/0471 Quarterly booklet 10/28/03 5:43 PM Page 3

The performance of the company is highlighted in the following table:
Sept 2003
June 2003
% Variance
Production - kg 30 145 29 959 1
Production - oz 969 179 963 200 1
Revenue - R/kg 86 364 84 507
2
Revenue - US$/oz 362 340 6
Cash cost - R/kg 75 319 73 480 (3)
Cash cost - US$/oz 316 296 (7)
Exchange rate - R/US$ 7,42 7,73
(4)
For comparison purposes the contribution from both Harmony and
ARMgold measured quarter on quarter are best illustrated as follows:
September 2003
June 2003
Harmony     ARMgold
Total
Harmony   ARMgold
Total
Production - kg 22 725 7 420 30 145 21 992 7 967 29 959
Production - oz 730 622    238 557  969 179 707 053     256 147 963 200
Cash operating
profit (R'million) 217,4 115,5 332,9 183,4 147,0 330,4
Whilst Harmony returned vastly improved operational results, ARMgold performed in line with predictions following the expected reduction in output from its Welkom/Orkney Operations.

On an operational level the merger has progressed well with the integration of the various activities of the underlying companies. At the time of the merger it was anticipated that savings of approximately R10,0 million per month would be achieved. I anticipate that it will be achieved within the next three months.

Although we have reached an agreement with the labour unions on the introduction of CONOPS (continuous operations) at our Free Gold operations, these benefits are only expected to contribute to the performance of the company in six to nine months time. Activities related to the introduction of CONOPS are underway at the various Free Gold shafts and are progressing well.

Harmony review Q1/F2004
3/0471 Quarterly booklet 10/28/03 5:43 PM Page 4

Sept 2003
June 2003
% Variance
Cash earnings per share
 - SA cents per share
130
133
(2)
 - US cents per share 18 17
1
Basic earnings per share
excluding mark to market of
financial instruments and
impairment charges
 - SA cents per share
44 18 144
 - US cents per share 6 2 200
Basic earnings per share
including mark to market of
financial instruments and
impairment charges
SA cents per share
(24) (135) 82
US cents per share (3) (17) 82
As a result of the increase in the US Dollar price of gold the negative mark to market value of the hedge book increased by R166 million quarter on quarter. This hedgebook was inherited by Harmony through the acquisition of New Hampton and Hill 50 in Australia.

 When measured in cash earnings per share, earnings decreased by 2% from 133 cents per share to 130 cents per share.

RESTRUCTURING TO DEAL WITH THE STRONG SA RAND

Harmony has, over the past seven years, had to deal with the volatile cycles in the US Dollar gold price as well as the SA Rand.

The current low R/kg gold price scenario has again presented the company with the challenge to restructure its operations and as in the past, position itself to deal with its changing environment. The company has demonstrated on many occasions its ability to deal pro-actively with the adverse situations.

This restructuring exercise will see more focus being placed on the operational and financial performance of the company without neglecting areas of growth and marketing.

3/0471 Quarterly booklet 10/28/03 5:43 PM Page 5

Four new Regional Business Coaches will be appointed to assist Andre Wilkens, Philip Kotze and Peter Steenkamp in managing the larger operational production base, following the merger of the two companies. These Business Coaches will add much needed capacity to allow for the optimal exploration of our orebodies as well as the continued focus on improving our people productivity.
UPGRADING (NOT HIGH GRADING) OUR RESERVE BASE
Over the past few years we have completed twenty five acquisitions. As indicated in the past, these assets were typically mature, marginal in nature, and our immediate focus was to restructure the assets for profitability. This strategy has served us well and we have created significant value for all shareholders over the past eight years.

 However, included in the portfolio of mature assets, were a range of growth projects, which at the time of acquiring them, had little value as the profitability of the acquired assets did not allow for sufficient funding to develop them. With the change in both the profitability of these operations and the long term US Dollar gold price board approval was given over the past twelve months to develop a number of these growth projects.

Cash available
for dividends and
re -investment
in quality
production
APPROVED PROJECTS
Masimong Expansion
Elandsrand New Mine
Phakisa Mine
Tshepong Mine
Doornkop South Reef
Restructure
for
profitability
Acquisition of
marginal
mature
assets
"Unlocking value
for our shareholders"
VALUE UPLIFTMENT PROCESS
Harmony review Q1/F2004
3/0471 Quarterly booklet 10/28/03 5:43 PM Page 6

The successful completion of these projects will result in the company's underground recovery grade increasing from the current 5,3 g/t to above 6,1 g/t by 2009. The improved quality will result in a lower cash and total cost profile.
CAPITAL COST PER PRODUCTION OUNCE
Mineable
Total
reserve
cost**
US$
Project
('000/oz)
(US$m)
cost/oz
g/t
oz/annum
Masimong 2 530 30 12 5.2 315 000
Tshepong 1 300 36 28 7.5 167 000
Phakisa 4 100 73 18 7.4 265 000
Elandsrand 6 300 210 33 8.8 450 000
Doornkop South 3 700 169 46 6.4 330 000
Based on R7.50 to US Dollar
** Includes acquisition, exploration and Capex charges.
Through a process of weighing up the development of organic growth projects to the acquisition of other available assets under the current high US Dollar gold price scenario, the abovementioned list of projects with IRR's in excess of 20% have been approved and are currently being developed.
DECREASING CASH COST PROFILE @ 7.50 PER US$
US$ cash cost
US$ total cost
Current cost/oz 310 335
Project cash cost/oz
Masimong Expansion 239 251
Tshepong Mine 210 238
Phakisa Mine 222 240
Elandsrand New Mine 223 256
Doornkop South Reef 205 251
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 7

Due to the higher recovery grades and the fact that these are long life assets, the working cost structure of these orebodies will be different. Using an exchange rate of R7,50 to the US Dollar, the cash cost structure of the company will be significantly lower than the current approximately US$310/oz. This will increase the overall profitability from the ounces mined over the next five to ten years.

Our decision to pursue the development of these projects is paying off with the overall performance profile of the company improving as ounces from these projects are reporting to the mill.

CLEANING UP OUR PORTFOLIO OF STRATEGIC INVESTMENTS

The company announced on 13 October 2003 that it had disposed of its 31,7% shareholding in Highland Gold Mining Limited.

This stake which was acquired at a cost of US$26,6 million was disposed of for an amount of US$119 million, a return of some 350%. Following the strengthening of the Rand, this investment realised a return of 223% in Rand terms.

As a result of the challenges faced by non-Russian companies in operating in Russia and the improved exploration results from Wafi, a project within Abelle Limited, the company deemed it necessary to look at ways of strengthening its balance sheet to fund its future non-South African growth. Disinvesting from Highland Gold, which had significantly increased in value over the past 12 months, presented the company with such an opportunity.

Following the disposal of our investment in Highland Gold, the strategic relevance of our shareholding in High River Gold decreased. On 17 October 2003, the company announced that it had disposed of its 17 074 861 shares or 16% shareholding in High River Gold for a consideration of US$22,4 million. We realised a return of 55% on the US$14,5 million originally invested in November 2002. The strength of the South African Rand again impacted on the profit in Rand terms (R17,7 million).

The profit realised from these transactions totalled approximately R528,2 million or 206 cents per share and will be reflected in the Q2/F2004. Proceeds from this disposal will strengthen our balance sheet significantly and will be utilised in funding our future growth.

Harmony review Q1/F2004
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 8

Wafi (84%)
Morobe (84%)
Burnside JV (50%)
Darwin
Maud Creek
Big Bell
Mt Magnet
South Kal
Perth
Brisbane
Sydney
Adelaide
Melbourne
Bendigo (31.8%)

STRATEGIC INVESTMENTS
    Bendigo (31.8% Harmony)
The underground development and sampling programme initiated at Bendigo in early 2002 is nearing completion. Good results (over 100m at over 30 g/t) have been obtained from the drive on Gerard's (Lower S3) Reef.

Bendigo's management are due to complete the feasibility study regarding the commercial development of this asset before the end of the year.

3/0471 Quarterly booklet 10/28/03 5:44 PM Page 9

  Abelle
Significant progress was made with the various projects in Abelle.
Morobe (Hidden Valley) feasibility study
The re-engineering of the Morobe feasibility study, as envisaged during the May bid by Harmony, is nearing completion. In essence we are designing a smaller operation, with lower capital costs but significantly better economics than that proposed by the previous owners.
Initial results indicate:
(i) the orebody is amenable to reinterpretation at a higher cut-off grade into a series of smaller, higher grade, but still robust, lenses,
(ii) a very detailed mining study envisaging a smaller pit, but also with a much lower "prestrip" is yielding very promising results, and
(iii) significant capital infrastructure savings appear possible by changing the configuration of the plant layout, infrastructure and including cash flows from the Hamata orebody early into the mining study.
The preliminary financial studies to date indicate that, (excluding the mining fleet which is estimated to cost A$52 million and can be financed separately), the capital costs for Phase I of the development of the mine could be trimmed to A$160 million, including prestrip, (previously A$260 million), for an operation that would process 3.5 mtpa of ore to produce 290,000 300,000 ounces per annum. This estimate assumes that the equipment fleet is leased.

The total ounces of gold produced in this first phase of operations drops to 2.06 million (plus 29.7 million ounces of silver), previously 2.7 million ounces of gold. This figure excludes inferred resources which exist within the pit shell. Further potential not included in the study is the possibility of mining from underground the depth extensions of the higher grade lenses which the new smaller open pits will not exploit.

Although the results from this study should be available before the end of 2003, activities related to financing the construction of the mine will be concluded early in 2004.

Harmony review Q1/F2004
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 10

Wafi Gold Project
Further drilling on the Link Zone at Wafi continues to support earlier encouraging results.
Hole WA183 drilled to confirm the new interpretation of the Link Zone structure yielded results including:
70m @ 14,08 g/t from 209m
8m @ 7,79 g/t from 363m
4m @ 6,99 g/t from 431m
Other boreholes near the flanks of the orebody yielded some good results, including:
W 182 28m @ 3,81 g/t from 92m
46m @ 6,04 g/t from 189m
W 184 15m @ 5,21 g/t from 241m
8m @ 4,57 g/t from 337m
Drilling is continuing.
Golpu Copper Gold Project
Preliminary studies on this large Cu/Au porphyry deposit are continuing.
There are significant differences in the grade and impurity (mainly arsenic) content of this orebody with depth. Current work has the character of "scoping studies" to try to define the best combination of mining and metallurgical technologies which would maximise the returns from this orebody. In addition it is important to design and develop strategy which will encompass some of the synergistic combinations with the development of the Wafi gold mineralisation which is only 1.4km away.
Gidgee Operations
The Gidgee Operations increased gold production to 17,065 ounces from 11,534 ounces in the June quarter and operating profits increased to A$2.37m from $1.91 million. However the remaining high grade underground lenses that have underpinned the production base and profitability in the past five months are being depleted. The continued profitability of these operations remain at risk whilst exploration for more of these high grade lenses continues.
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 11

QUARTERLY OPERATIONAL REVIEW
A quarter on quarter pro-forma combined operating profit analysis of the various operations is as follows:
Sept 2003
June 2003
Variance
Operations
(R'million)
(R'million)
(R'million)
Free Gold (100%) 165 201 (36)
Free State 7 4 3
Evander 39 38 1
Randfontein 40 40 -
Elandskraal (6) (33) 27
Welkom/Orkney 33 46 (13)
Kalgold 13 11 2
Australian Operations 42 23 19
Total 333 330 3
Free Gold Operations
The Free Gold Operations reported an 18% or R35 million reduction in cash operating profit, down from R200 million to R165 million.
Tonnage from underground increased by 3% from 1 222 000 tonnes to 1 254 000 tonnes. Underground recovery grade at 6,27 g/t was 6% lower than the 6,70 g/t reported previously. Net underground gold recovery was lower at 7 864 kg.
Although surface tonnages was 86 000 tonnes less at 1 102 000 tonnes, a higher recovery grade of 0,67 g/t resulted in a net gold recovery of 742 kg.
These operations contained costs well with working costs increasing by only R5,6 million quarter on quarter from R573,9 million to R579,5 million. Due to the lower underground recovery grades underground working costs in R/kg terms increased by 5% from R64 343/kg to R67 492/kg.
In R/tonne terms total working costs increased from R238/tonne to R246/tonne.
Free Gold reported another fatality free quarter. The management teams have accepted the challenge to deliver excellent sustainable production results, but not at the expense of safety.
Harmony review Q1/F2004
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 12

Bambanani contributed to the lower overall Free Gold recovery grade, with a 15% decline in recovery grade, down to 6,19 g/t compared to a forecast of 7,29 g/t. Underground tonnage at 397 000 tonnes was 42 000 tonnes higher than planned. Net underground gold recovery was only 173 kg lower at 2 455 kg.

Tshepong continued to deliver good results with cash operating profits of R99,9 million. Gold recovery was 6% or 190 kg lower at 3 105 kg. With cash costs of R54 474/kg, this mine remains one of the most profitable in the South African industry.

Joel continues to improve, reporting a cash operating profit of R7,3 million. With underground tonnage of 135 000 tonnes at a recovery grade of 4,63 g/t, this mine increased gold production to 624 kg, 11% more than the planned 562 kg. Working cost per kilogram at R74 846/kg was 8% lower than planned.

At St Helena the underground recovery grade was higher at 4,89 g/t, but a 24% decrease in underground tonnage resulted in a net gold recovery of 565 kg. This shortfall being aggravated by excessive working costs resulted in a R17,2 million loss at this mine. Although St Helena 2 Shaft is in the process of being closed, the future of the other shafts remain in the balance and efforts are being made to ensure it becomes profitable in the short term. Excess labour at the St Helena shafts has been deployed elsewhere, displacing mining contractors. Additional labour costs are however being incurred in the short term as the remaining labour is expected to be utilised in CONOPS activities at Free Gold.

Free State Operations underground tonnage increases for second quarter in a row

The Free State Operations reported a marginal increase in cash operating profits, up from R4,0 million to R6,5 million despite significant operational improvements. Underground tonnage was 58 000 tonnes or 5% higher at 1 156 000 tonnes. At a higher recovery grade of 4,20 g/t underground production was 6% higher at 4 850kg. Over the past two quarters underground tonnage at our Free State Operations increased by 13%.

Working cost expenditure of R414,7 million was R37,3 million or 10% higher which included the cost of annual wage increases and costs associated with increased production. Unit costs increased by 4% to R359/tonne.

3/0471 Quarterly booklet 10/28/03 5:44 PM Page 13

The Masimong Expansion Project which includes the mining of the Saaiplaas 3 pillar is progressing well. Total tonnage milled of 363 000 tonnes at a recovery grade of 4,8 g/t resulted in a total gold recovery of 1 743 kg.
Evander Operations good operational performance
Cash operating profits at these operations increased by 3% from R38,5 million to R39,5 million.
Higher underground tonnages of 538 000 tonnes compared to 471 000 tonnes reported previously at a lower underground recovery grade of 5,6 g/t, resulted in a net gold recovery being 2% higher at 3 015 kg compared to 2 943 kg for the June 2003 quarter.

The lower recovery can mainly be attributed to Evander 8 Shaft which is experiencing problems with discrepancies between mining grades and recovery grades. Clean mining practices are being followed to eliminate the shortfall.

Total cash working costs were R15,2 million higher at R222,9 million mainly due to the annual wage increases and increased production from underground. Underground unit costs in R/kg terms increased by 5% from R69 873/kg to R73 337/kg.

Randfontein Operations volumes improving
The Randfontein Operations reported improved cash operating profits of R40,3 million, a 1% improvement on the previous quarter. This was mainly due to a combination of higher tonnages from underground and improved recovery grades. Underground tonnage increased by 7% or 45 000 tonnes to 694 000 tonnes. Underground recovery grades were higher at 4,89 g/t compared to the 4,66 g/t reported previously. As reported in the previous quarter, our focus at these operations has been to adjust the mining plan to the higher cut-offs being applied.

Surface tonnages treated increased marginally from 535 000 tonnes to 546 000 tonnes. At slightly lower recovery grades gold recovery was lower at 141 kg.

Harmony review Q1/F2004
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 14

Total working cost of R264,6 million was R43,3 million higher than the R221,3 million for the June 2003 quarter. Underground working cost per tonne increased by 13% to R367,00 per tonne, and working costs in R/kg terms increased by 7% from R70 037/kg to R75 018/kg.
Elandskraal Operations Elandsrand returns to profitability
These operations experienced a R26,1 million improvement at cash operating profit level, from a R32,6 million loss to a loss of R6,5 million by the end of September 2003. Although underground tonnage milled increased by 2% from 480 000 tonnes to 491 000 tonnes, gold recovery continues to be adversely influenced by dilution from waste tonnages unavoidably being tipped into reef ore passes at Elandsrand. At a recovery grade of 5,38 g/t compared to the 4,63 g/t of the June 2003 quarter, gold recovery was 19% higher at 2 641 kg compared to the 2 221 kg reported previously.

Deelkraal continues to suffer from the lack of mining flexibility. These operations reported a loss of R15,8 million as production targets in respect of tonnages and recovery grades were not met. Although four new mining areas are being made available for stoping, the future of these operations is currently under investigation. Negotiations are underway with the unions on the introduction of CONOPS at Deelkraal which in the short term will assist in addressing the loss- making situation at this shaft.

Total working costs were higher, increasing 9% or R20,9 million to R244,1 million from R223,2 million for the previous quarter. These operations reported an increase of 7% in underground R/tonne cost terms, increasing from R443/tonne to R475/tonne. In R/kg terms total cash costs decreased by 8% from R96 237/kg to R88 490/kg.

Welkom/Orkney Operations performance in line with plan
These operations reported a 30% or R14,1 million reduction in cash operating profit, down from R46,9 million to R32,8 million.

As predicted underground tonnage decreased by 21 000 tonnes to 560 000 tonnes and at a lower recovery grade of 5,56 g/t, gold recovery was 11% less at 3 117 kgs.

3/0471 Quarterly booklet 10/28/03 5:44 PM Page 15

In line with lower tonnages, cash working costs were R17,6 million lower at R237,9 million. In R/kg terms costs increased by 4% from R73 129/kg to R76 321/kg.
Kalgold Operations excellent performance
Tonnage at our Kalgold Operations increased by 52 000 tonnes or 17% quarter on quarter, increasing from 315 000 tonnes to 367 000 tonnes. Before the installation of the third mill approximately six months ago, Kalgold treated 250 000 tonnes for the March 2003 quarter. At an expected higher recovery grade of 2,12 g/t, gold recovery was 41% higher at 779 kg.

Working costs increased in line with the increased throughput, by 46% or R16,9 million to R53,9 million. In R/tonne terms, working costs increased by 26% from R117/tonne to R147/tonne. R/kg costs increased by 4% from R66 711/kg to R69 199/kg.

Australian Operations significant improvements
The main features of the company's activities and performance in Australia in the quarter were:
  significant improvements in the performance at our main operations at Mount
Magnet and South Kal Mines. The ventilation issues at Hill 50 still continue to negatively affect both operational performance and financial results, the "bedding down" of the major managerial changes that were implemented at the end of the June quarter, orderly closure of the Big Bell Operations,
  Northern Territories (50% Harmony) the exploration and evaluation programmes are producing good results which bode well for the possible restart of this project in the anticipated forthcoming higher gold price regime,
and
  open pit exploration programmes close to our mine sites continue to produce results that have added marginally to our resource base. The best exploration results have come from the Mount Marion Operations where both grades and tonnes per vertical metre are improving with depth.
Harmony review Q1/F2004
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 16

Mt Magnet
Mt Magnet reported an 18% improvement in underground tonnage, and at a slightly lower grade which led to a 13% increase in gold output. Significantly lower operational costs saw the underground mines return to operational profitability. It is anticipated that the remedial work to regain the vent raises at Hill 50 will be completed in late November.

The open pit operations also had a significantly better quarter on both tonnes and grade.

During the quarter, the infrastructural work at the Watertank Hill was completed successfully providing access to the high grade discoveries which were made at this site in mid 2002.

In aggregate, operational profits at Mount Magnet increased from A$2.19 million in the June quarter to A$3.49 million for September as gold production increased from 36,967 to 42,070 ounces.

South Kal

The character of the South Kal Mines Operations changed significantly during the quarter when the New Celebration plant was transformed to a toll milling operation, whilst the Jubilee plant became the only dedicated treatment plant for Harmony ore.

The underground and open pit operations performed broadly according to plan with gold output dropping from 45,642 ounces to 36,865 ounces. Owing to good cost control, and an improvement in the average gold price received, operational profits at this operation for the quarter increased from A$1,17 million to A$1,57 million.

Good exploration results are being achieved from an underground drilling programme aimed to define the shape and grade of the Mt Marion orebody beneath the base of our current proven reserves. Both the grade and the size of the orebody appear to be increasing together with a shallowing of the plunge. The programme is not yet complete and the final information will still need to be subjected to geotechnical and mining studies, but the results to date bode well for extending the life and further improving the profitability of this operation.

3/0471 Quarterly booklet 10/28/03 5:44 PM Page 17

Big Bell
The winding down of Big Bell has gone off broadly according to plan and costs were well controlled. In total 10,850 ounces were produced for an operational profit of A$0,54 million. The programmes of final plant clean up, cataloguing and disposal of surplus equipment and responsible but very cost conscious environmental remediation are progressing according to plan.

Northern Territory (50% Harmony)0

The 10,000 tonnes development ore from the 980m and 1000m levels of the Zapopan decline were toll treated at Union Reefs. The gold production results provided the company with an excellent validation of our grade estimation figures (which are very difficult in this nuggetty orebody), good gold recoveries (99%) and A$400,000 towards our ongoing exploration and evaluation costs.

The combination of these results, the results of underground exploration holes drilled during the programme and further work on previous exploration and evaluation data are resulting in a continually improving economic prognosis for the development of this project under a gold price regime slightly better than the prevailing one.

Harmony review Q1/F2004
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 18

CAPITAL EXPENDITURE
Actual
Forecast
Operational capex
September 2003
December 2003
Free State 14 15
Evander 26 27
Randfontein 9 12
Elandskraal 10 8
Kalgold 2 1
Free Gold (100%) 21 16
Australian Operations 49 39
Sub Total
131 118
Project capex
Doornkop South Reef 21 35
Elandsrand Shaft Deepening 29 24
Tshepong Decline 21 23
Phakisa Shaft 2 21
Nyala Shaft 16 4
Sub total
89 92
Free State 14 15
Evander 26 27
Randfontein 30 47
Elandskraal 39 32
Kalgold 2 1
Free Gold (100%) 60 64
Australian Operations 49 39
Total capex
220 225
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 19

Operating and financial results
(Rand/metric)
Underground production South Africa
Surface production South Africa
Kalgold
South
Free                      Rand-
Elands-
Free
Sub
Free
Rand-
Elands-
Free
Sub
Open-
Africa
Australia    Harmony
State
Evander
fontein
kraal
Gold
ARMgold
Total
State
Evander
fontein
kraal
Gold
Total
cast
Total
Total
Total
Ore milled
Sep-03
1 156
538
694
491
1 254
560
4 693
227
47
546
296
1 102
2 218
367
7 278
1 316
8 594
- t'000 Jun-03 1 098 471 649 480 1 222 581 4 501 215 54 535 299 1 188 2 291 315 7 107 1 907 9 014
Gold produced
Sep-03
4 850
3 015
3 391
2 641
7 864
3 117
24 878
133
31
141
118
742
1 165
779
26 822
3 323
30 145
- kg Jun-03 4 570 2 943 3 024 2 221 8 184 3 494 24 436 123 35 145 98 762 1 163 554 26 153 3 806 29 959
Yield
Sep-03
4.20           5.60          4.89         5.38           6.27
5.56          5.30            0.59        0.66          0.26          0.40          0.67         0.53
2.12         3.69
2.53              3.51
-
g/t Jun-03 4.16          6.25          4.66         4.63            6.70 6.01         5.43             0.57        0.65          0.27         0.33          0.64         0.51 1.76         3.68 2.00              3.32
Cash operating
Sep-03
85
499      73
337      75
018      88
284      67
492
76
321      76
050      70
238      58
903       72
182      93
102      65
736      69
620
69
199       75
572
73
280       75
319
costs- R/kg Jun-03 82 587     69 873     70 037      95 752      64 343 73 129     73 237      76 959       59 771     65 679 107 224     62 094     67 847 66 711       72 859 77 747        73 480
Cash operating
Sep-03
359               411           367          475         423
424            403            41              39             19             37             44            37
147          278
185             264
costs- R/ton Jun-03 344               437           326         443          431 440            398             44             39             18             35             40            34 117          268 155             244
Working revenue
Sep-03
419 027
259 722
292 601
227 545
680 764
270 724   2 150 384
11 458
2 713
12 214
10 135
64 242
100 763
67 227   2 318 374
285 059     2 603 433
(R'000) Jun-03 380 584 243 341 249 194 182 144 707 766 302 445   2 065 474 10 254 2 905 12 118 8 409 66 296 99 982 47 685   2 213 141 318 605    2 531 746
Cash operating
Sep-03
414 668
221 110
254 388
233 158
530 758
237 890    1 891 971
9 342
1 826
10 178
10 986
48 776
81 107
53 906   2 026 985
243 511     2 270 496
costs (R'000) Jun-03 377 424 205 637 211 792 212 665 526 580 255 514    1 789 612 9 466 2 092 9 524 10 508 47 316 78 906 36 958   1 905 476 295 906     2 201 382
Cash operating
Sep-03
4 359
38 612
38 214
(5 613)   150 006
32 835
258 412
2 117
887
2 037
(851)
15 466
19 656
13 321
291 389
41 548
332 937
profit (R'000) Jun-03 3 160 37 704 37 402 (30 521) 181 186 46 931 275 862 788 813 2 595 (2 099) 18 980 21 077 10 727 307 666 22 699      330 365
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 20

Quarterly financial results
(Rand/metric) (excluding ARMgold)
Quarter
Quarter
ended       ended
ended                       ended
30 September
30 June
2003                        2003
Ore milled t'000
6 856
7 228
Gold produced kg
22 725
21 992
Gold price received R/kg
86 258
83 770
Cash operating costs R/kg
76 693
75 433
R million
R million
(unaudited)
(reviewed)
Gold sales
1 960
1 842
Cash operating costs
1 743
1 659
Cash operating profit
217
183
Income from associates
(7)
33
Amortisation
(142)
(140)
Impairment of mining assets
(598)
Mark to market of financial instruments
(172)
220
Rehabilitation cost (provision)/reversal
(10)
30
Employment termination costs
(12)
(11)
Other income net
70
61
Interest paid
(55)
(86)
Corporate, marketing and new business expenditure
(31)
(38)
Exploration expenditure
(14)
(24)
Foreign exchange losses
(31)
(133)
Profit before taxation
(187)
(503)
South African normal taxation
Current tax
(18)
(28)
Deferred tax
86
53
Net earnings
(119)
(478)
Earnings per share cents *
Basic earnings
(62)
(259)
Basic earnings before impairment
(62)
65
Headline earnings
(67)
44
Fully diluted earnings **
(63)
(259)
Dividends per share cents
Proposed final
150
Prepared in accordance with International Financial Reporting Standards.
*
Calculated on weighted number of shares in issue at
quarter end September 2003: 192.3 million
(June 2003: 184.3 million)
** Calculated on weighted average number of diluted shares in issue at quarter end September 2003: 190.9 million
(June 2003: 184.3 million)
Reconciliation of headline earnings
Net earnings
(119)
(478)
Adjustments:
Profit on sale of assets
(9)
(38)
Impairment of mining assets
598
Headline earnings
(128)
82
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 21

Harmony review Q1/F2004
Proforma quarterly financial results
(Rand/metric) (unaudited)
(including ARMgold)
Quarter
Quarter
ended
ended
30 September
30 June

2003
2003
Ore milled t'000
8 594
9 014
Gold produced kg
30 145
29 959
Gold price received R/kg
86 364
84 507
Cash operating costs R/kg
75 319
73 480
R million
R million
Gold sales
2 603
2 531
Cash operating costs
2 270
2 201
Cash operating profit
333
330
Income from associates
(11)
29
Amortisation
(166)
(162)
Impairment of mining assets
(598)
Mark to market of financial instruments
(172)
221
Rehabilitation cost (provision)/reversal
(17)
28
Employment termination costs
(20)
(11)
Other income net
121
92
Interest paid
(83)
(102)
Corporate, marketing and new business expenditure
(42)
(38)
Exploration expenditure
(14)
(25)
Foreign exchange losses
(31)
(133)
Profit before taxation
(102)
(369)
South African normal taxation
Current tax
(35)
(28)
Deferred tax
76
63
Net earnings
(61)
(334)
Earnings per share cents *
Basic earnings
(24)
(135)
Basic earnings before impairment
(24)
107
Headline earnings
(28)
83
Fully diluted earnings **
(24)
(135)
The proforma quarterly financial results are for information purposes only.
*
Calculated on weighted number of shares in issue at quarter end September 2003: 256.0 million
(June 2003: 248.0 million)
** Calculated on weighted average number of diluted shares in issue at quarter end
September 2003: 254.6 million (June 2003: 246.6 million)
Reconciliation of headline earnings
Net earnings
(61)
(334)
Adjustments:
Profit on sale of assets
(11)
(38)
Impairment of mining assets

598

Headline earnings
(72)
226
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 22

Abridged balance sheet
(Rand)
At*
At
30 September 2003
30 June 2003
R million
R million
(unaudited)
(audited)
Employment of capital
Mining assets after amortisation
14 729
9 969
Intangible assets
2 843
Investments
1 260
868
Investments in associates
2 896
1 398
Net current liabilities (excluding cash)
(1 300)
(309)
Cash
2 561
1 687
Total assets
22 989
13 613
Capital employed
Shareholders' equity
15 937
8 628
Loans
2 881
2 415
Long-term provisions
840
632
Minority interest
139
120
Unrealised hedging loss
450
284
Deferred tax
2 742
1 534
Total equity and liabilities
22 989
13 613
Basis of accounting
The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.
Issued share capital: 257.9 million ordinary shares of 50 cents each. (June 2003: 184.9 million shares)
*
The amounts in the balance sheet have changed significantly as a result of the inclusion of
ARMgold.
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 23

Operating and financial results
(US$/imperial)
Underground production South Africa
Surface production South Africa
Kalgold
South
Free                      Rand-
Elands-
Free
Sub
Free
Rand-
Elands-
Free
Sub
Open-
Africa
Australia Harmony
State
Evander
fontein
kraal
Gold
ARMgold
Total
State
Evander
fontein
kraal
Gold
Total
cast
Total
Total
Total
Ore milled
Sep-03
1,275           593          765           541
1,383
618
5,176         250                52          602           326
1,215
2,446
405
8,026       1,451
9,477
-
t'000 Jun-03 1,211          519          716            529 1,348 641 4,963         237                60          590           330 1,310 2,526 347 7,837       2,103 9,940
Gold produced
Sep-03
155,930       96,934   109,023     84,910     252,832
100,213     799,842      4,276
997         4,533      3,794       23,856     37,455
25,045     862,343
106,836        969,179
-
oz Jun-03 146,928       94,619     97,223     71,406 263,121       112,334 785,632      3,955        1,125          4,662       3,151     24,499     37,391            17,811 840,835   122,365 963,200
Yield
Sep-03
0.12            0.16        0.14           0.16          0.18
0.16
    0.15        0.02           0.02          0.01          0.01        0.02           0.02
0.06
0.11
0.07
0.10
-
oz/t Jun-03 0.12            0.18        0.14          0.13          0.20 0.18 10.16        0.02           0.02          0.01          0.01        0.02           0.01 0.05 0.10 0.06           0.90
Cash operating
Sep-03
359             308          315           370          283
320           319          295            247           303           390         276            292
290            317
307            316
costs   -  $/oz Jun-03 332              281          282           385         259 294          295           310            240           264           431         250            273 268            293 313           296
Cash operating
Sep-03
44                50             45            58           52
52             49              5                5                2               5             5               4
18              34
23              32
costs-     $/t Jun-03 40                51             38            52           51 52              47             5                5                2               4             5               4 14              31 18              29
Working revenue
Sep-03
56,500         35,020      39,453      30,681    91,792         36,503
289,950      1,545            366         1,647        1,367       8,662     13,586
9,065
312,60      1 38,436
351,037
($'000) Jun-03 49,211         31,465      32,222      23,552    91,517        39,107 267,074      1,326            376         1,567        1,087      8,572      12,928 6,166 286,168       41,197 327,365
Cash operating
Sep-03
55,912         29,814      34,301      31,438    71,565        32,076
255,106      1,260            246         1,372       1,481       6,577       10,936
7,268
273,311       32,834
306,145
costs ($'000) Jun-03 48,803        26,590       27,386      27,498    68,089       33,039 231,404      1,224            271         1,231       1,359      6,118       10,203 4,779 246,386       38,262 284,648
Cash operating
Sep-03
588
5,206
5,153          (757)
20,226            4,427
34,843          285           120            275         (115)
2,085
2,650            1,796
39,290          5,602
44,892
profit ($'000) Jun-03 409 4,875 4,836 (3,946) 23,428           6,068 35,670         102             105          335            (271) 2,454 2,725           1,387 39,782         2,935 42,718
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 24

Quarterly financial results
(US$/imperial) (excluding ARMgold)
Quarter
Quarter
ended                   ended
30 September
30 June
2003
2003
Ore milled t'000
7 559
7 971
Gold produced oz
730 622
707 053
Gold price received $ / oz
362
337
Cash operating costs $ / oz
322
303
$million
$million
(unaudited)
(reviewed)
Gold sales
264
239
Cash operating costs
235
215
Cash operating profit
29
24
Income from associates
(1)
4
Amortisation
(19)
(18)
Impairment of mining assets
(77)
Mark to market of financial instruments
(23)
28
Rehabilitation cost (provision)/reversal
(1)
4
Employment termination costs
(2)
(1)
Other income net
9
8
Interest paid
(7)
(11)
Corporate, marketing and new business expenditure
(4)
(5)
Exploration expenditure
(2)
(3)
Foreign exchange losses
(4)
(18)
Profit before taxation
(25)
(65)
South African normal taxation
Current tax
(2)
(4)
Deferred tax
11
7
Net earnings
(16)
(62)
Earnings per share cents *
Basic earnings
(8)
(34)
Basic earnings before impairment
(8)
8
Headline earnings
(9)
6
Fully diluted earnings **
(8)
(34)
Dividends per share cents
Proposed final
19
Prepared in accordance with International Financial Reporting Standards.
Currency conversion rates average for the quarter: September 2003: US$1=R7.42
(June 2003: US$1=R7.73)
*
Calculated on weighted number of shares in issue at quarter end September 2003:
192.3 million (June 2003: 184.3 million)
** Calculated on weighted average number of diluted shares in issue at quarter end
September 2003: 190.9 million (June 2003: 184.3 million)
Reconciliation of headline earnings:
Net earnings
(16)
(62)
Adjustments:
Profit on sale of assets
(1)
(5)
Impairment of mining assets
77
Headline earnings
(17)
10
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 25

Harmony review Q1/F2004
Proforma quarterly financial results
(US$/imperial) (unaudited)
(including ARMgold)
Quarter
Quarter
ended                ended
30 September
30 June
2003
2003
Ore milled t'000
9 477
9 940
Gold produced oz
969 179
963 200
Gold price received $ / oz
362
340
Cash operating costs $ / oz
316
296
$million
$million
Gold sales
351
327
Cash operating costs
306
284
Cash operating profit
45
43
Income from associates
(1)
4
Amortisation
(22)
(21)
Impairment of mining assets
(77)
Mark to market of financial instruments
(23)
29
Rehabilitation cost (provision)/reversal
(2)
4
Employment termination costs
(3)
(1)
Other income net
15
10
Interest paid
(11)
(13)
Corporate, marketing and new business expenditure
(6)
(5)
Exploration expenditure
(2)
(3)
Foreign exchange losses
(4)
(17)
Profit before taxation
(14)
(47)
South African normal taxation
Current tax
(5)
(4)
Deferred tax
11
8
Net earnings
(8)
(43)
Earnings per share cents *
Basic earnings
(3)
(17)
Basic earnings before impairment
(3)
13
Headline earnings
(4)
12
Fully diluted earnings **
(3)
(17)
The proforma quarterly financial results are for information purposes only.
Currency conversion rates average for the quarter: September 2003: US$1=R7.42 (June 2003:
US$1=R7.73)
*
Calculated on weighted number of shares in issue at quarter end September 2003:
256.0 million (June 2003: 248.0 million)
** Calculated on weighted average number of diluted shares in issue at quarter end
September 2003:
254.6 million (June 2003: 246.6 million)
Reconciliation of headline earnings:
Net earnings
(8)
(43)
Adjustments:
Profit on sale of assets
(1)
(4)
Impairment of mining assets
77
Headline earnings
(9)
30

3/0471 Quarterly booklet 10/28/03 5:44 PM Page 26

Abridged balance sheet
(US$)
At*
At
30 September
31 June
2003
2003
US$ million
US$ million
(unaudited)
(audited)
Employment of capital
Mining assets after amortisation
2 116
1 327
Intangible assets
408
Investments
181
116
Loans to share trusts
416
186
Net current liabilities (excluding cash)
(186)
(41)
Cash
368
225
Total assets
3 303
1 813
Capital employed
Shareholders' equity
2 290
1 149
Loans
414
322
Long-term provisions
120
84
Minority interest
20
16
Unrealised hedging loss
65
38
Deferred tax
394
204
Total equity and liabilities
3 303
1 813
Basis of accounting
The unaudited results of the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34 Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.
Issued share capital: 257.9 million ordinary shares of 50 cents each. (June 2003: 184.9 million shares)
Balance sheet converted at conversion rate of US$ 1 = R6.96 (June 2003: R7.51)
*
The amounts in the balance sheet have changed significantly as a result of the inclusion of ARMgold.
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 27

Harmony review Q1/F2004
Condensed statement of changes in shareholders'
equity
(unaudited)
At
At
At
At
30 Sept.
30 Sept.
30 Sept.
30 Sept.
2003
2002
2003
2002
R million
R million
US$ million
US$ million
Balance as at the beginning of the
financial year
8 628
7 963 1 240 758
Currency translation adjustment and other
(104)
(10) (15) (1)
Issue of share capital
7 823
210              1124
20
Net earnings
(119)
426                 (17)               41
Dividends paid
(291)
(741) (42) (71)
Balance as at the end of September
15 937
7 848 2 290 747
Prepared in accordance with International Financial Reporting Standards.
Abridged cashflow statements
(unaudited)
3 Months
3 Months
3 Months
3 Months
 ended          ended
ended
ended
30 Sept.
30 Sept.
30 Sept.
30 Sept.
2002 2003
2003
2002
US$ million
US$ million
R million
R million
84
76
Cash flow from operating activites
565
869
(11)
68
Cash utilised in investing activities
505
(114)
(55)
(26)
Cash utilised in financing activities
(196)
(570)
(2)
(25)
Translation adjustment
16
143
Increase in cash and equivalents
874
185
139
225
Opening cash and equivalents
1 687
1 441
155
368
Closing cash and equivalents
2 561
1 626
Prepared in accordance with International Financial Reporting Standards.
Operating activities translated at average rates of:
September 2003: US$1 = R7.42
(September 2002: US$1 = R10.39)
Closing balances translated at closing rates of :
September 2003: US$1 = R6.96
(September 2002: US$1 = R10.51)
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 28

Maturity schedule of the Harmony Group's commodity
contracts by type as at 30 September 2003
30 June
30 June
30 June
30 June
30 June
30 June
2004
2005
2006
2007
2008
2009
Total
Forward sales agreements
Ounces
55,000
175,000
108,000
147,000
100,000
100,000
685,000
A$/ounce
513
513
510
515
518
518
514
Calls contracts sold
Ounces
5,000
130,000
40,000
-
-
-
175,000
A$/ounce
540
512
552
-
-
-
522
Total
60,000
305,000
148,000
147,000
100,000
100,000
860,000
These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
During the quarter 135,000 ounces of gold contracts were closed out. The mark-to-market of the remaining contracts was a negative R396 million (US$57 million) as at 30 September 2003. These values were based on a gold price of US$388 (A$570) per ounce, exchange rates of US$/R6.96 and A$/US$0.68 and prevailing marketing interest rates at the time. These valuations were provided by independent risk and treasury management experts.

Interest rate swaps
The Group has interest rate swap agreements to convert R600 million of its R1.2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays floating rate based on JIBAR plus a spread ranging from 1,8% to 2,2%.
These transactions which mature in June 2006 are designated as fair value hedged. The market-to-market value of the transactions was a negative R44 million (US$6 million) as at 30 September 2003, based on exchange rates of US$/R6.96 and the prevailing interest rates and volatilities at the time.

Gold lease rates
Harmony holds certain gold lease rate swaps which were acquired through its acquisitions of New Hampton and Hill 50. These instruments are all treated as speculative. The mark-to-market of the above contracts was a negative R10 million (US$1 million) as at 30 September 2003, based on valuations provided by independent treasury and risk management experts.

Z B Swanepoel
Chief Executive
Virginia
24 October 2003
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 29

Harmony review Q1/F2004
Development results
(metric)
Channel
Channel
Reef
Sampled
width
value
Gold
meters
meters
(cm's)
(g/t)
(cmg/t)
Randfontein
VCR Reef
1 175 903 66 17.15 1 128
UE1A 2 684 2 566 129 8.26 1 064
E8 Reef 412 395 136 6.11 831
Kimberley Reef 710.1 387 161 4.29 689
South Reef 0 0 0 0.00 0
All Reefs 4 981 4 251 119 8.58 1 022
Free State
Basal
3 114 2 197 101 10.11 1 021
Leader 1 233 977 177 6.13 1 084
A Reef 665 604 144 4.27 614
Middle 206 250 179 5.91 1 059
B Reef 422 401 66 23.63 1 550
All Reefs 5 640 4 429 125 8.25 1 029
Evander
Kimberley Reef
3 042 2 964 69 14.30 987
Elandskraal
VCR Reef
703 476 108 10.09 1 094
Free Gold
Basal
2 209 1 903 58 24.65 1 430
Beatrix 659 501 117 8.57 1 004
All Reefs 2 868 2 404 70 19.06 1 341
Orkney
Vaal Reef
48.0 32.0 100.2 22.73 2 278
VCR Reef 29.2 24.0 224.0 3.03 679
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 30

Development results
(imperial)
Channel
Channel
Reef
Sampled
width
value
Gold
feet
feet
(inches)
(oz/t)
(in.ozt)
Randfontein
VCR Reef
3,855 2,963 26 0.498 13
UE1A 8,806 8,419 51 0.235 12
E8 Reef 1,352 1,296 54 0.185 10
Kimberley Reef 2,330 1,270 63 0.127 8
South Reef 0
All Reefs 16,342 13,947 47 0.255 12
Free State
Basal
10,217 7,208 40 0.293 12
Leader 4,045 3,205 70 0.178 12
A Reef 2,180 1,982 57 0.124 7
Middle 676 820 71 0.171 12
B Reef 1,385 1,316 26 0.685 18
All Reefs 18,504 14,531 49 0,241 12
Evander
Kimberley Reef
9,980 9,724 27 0.420 11
Elandskraal
VCR Reef
2,307 1,562 43 0.292 13
Free Gold
Basal
7,247 6,244 23 0.714 16
Beatrix 2,163 1,644 46 0.251 12
All Reefs 9,410 7,887 28 0.550 15
Orkney
Vaal Reef
157 105 39 0.670 26
VCR Reef 96 79 88 0.090 8
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 31

Harmony review Q1/F2004
Investor relations
Business address
Harmony Gold Mining
Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
Telephone: +27 (11) 684 0140
Fax:
+27 (11) 684 0188
Investor relations contacts
Corn Bobbert
Telephone: +27 (11) 684 0146
Fax:
+27 (11) 684 0188
E-mail: cbobbert@harmony.co.za
Ferdi Dippenaar
Telephone: +27 (11) 684 0147
Fax:
+27 (11) 684 0188
E-mail: fdippenaar@harmony.co.za
www.harmony.co.za
Share Transfer Secretaries
Ultra Registrars (Pty) Ltd
11 Diagonal Street
Johannesburg 2001
(PO Box 4844, Johannesburg, 2000)
South Africa
Telephone: +27 (11) 832 2652
Fax:
+27 (11) 834 4398
ADR Depositary
The Bank of New York
Shareholder Relations Department
101 Barclay Street
22nd Floor, New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 (212) 815 3050
United Kingdom Registrars
Capita IRG Plc
Balfour House 390-398
High Road, Ilford
Essex IG1 1NQ, United Kingdom
Telephone: +44 (208) 639 1001
Fax: +44 (208) 478 2876
Directors
P T Motsepe (Chairman),
Z B Swanepoel (Chief Executive),
F Abbott, Dr MMMM Bakane-Tuoane,
F Dippenaar, V N Fakude,
T S A Grobicki, W M Gule, M W King,
D S Lushaba, M F Pleming,
Lord Renwick of Clifton KCMG*,
CML Savage, Dr S P Sibisi,
D V Simelane, Dr R V Simelane,
M V Sisulu, P Taljaard, A J Wilkens
*British
Company secretary
Marian van der Walt
Telephone: +27 (11) 411 2037
Fax:
+27 (11) 692 3879
E-mail: mvanderwalt@harmony.co.za
Trading Symbols
Ordinary Shares
JSE Securities Exchange:
HAR
New York Stock Exchange: HMY
London Stock Exchange:
HRM
Euronext Paris:
HG
Euronext Brussels:
HMY
Berlin Stock Exchange:
HAM1
ISIN
ZAE000015228
Registration number
1950/038232/06
3/0471 Quarterly booklet 10/28/03 5:44 PM Page 32

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 5, 2003
Harmony Gold Mining Company Limited
By:
/s/ Frank Abbott
Name: Frank Abbott
Title: Chief Financial Officer